FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 28, 2015

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the

1

jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports Second Quarter 2015 Financial Results” dated July 28, 2015.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2015 Results”, dated July 28, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 28, 2015	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports Net Profit of NT$4.43 billion for Second Quarter 2015

Issued by: AU Optronics Corp.
Issued on: July 28, 2015

Hsinchu, Taiwan, July 28, 2015–

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the second quarter of 2015(1).

Consolidated revenues in the second quarter of 2015 were NT$92.30 billion, down 3.1% from the previous quarter. Gross profit was NT$11.85 billion, with a gross margin of 12.8%. Operating profit was NT$6.35 billion, with an operating margin of 6.9%. AUO’s net profit for the second quarter of 2015 was NT$4.43 billion. Net profit attributable to owners of Company was NT$4.49 billion, with a basic EPS(2) of NT$0.47.

For the first half of 2015, AUO reported consolidated revenues of NT$187.61 billion. Net profit was NT$9.70 billion, with a basic EPS(2) of NT$1.00.

In the second quarter of 2015, large-sized panel(3) shipments exceeded 24.90 million units, down by 7.1% quarter-over-quarter. Shipments of small-and-medium-sized panels in the same quarter were around 48.04 million units, representing a 12.6% increase from the first quarter of 2015.

AUO’s unaudited consolidated results for the second quarter of 2015 were highlighted as below:

•	Revenues of NT$92.30 billion

•	Operating profit of NT$6.35 billion

•	Net profit of NT$4.43 billion

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News Release

•	Basic EPS(2) of NT$0.47

•	Operating margin was 6.9%

•	EBITDA(4) margin was 20.2%

•	Operating margin of Display Segment was 8.0%

•	EBITDA(4) margin of Display Segment was 21.5%

Looking back to the second quarter, affected by the New Taiwan dollar’s appreciation and IT customers’ inventory adjustments, which impacted the panel shipment momentum and pricing, AUO’s revenue declined by 3.1% quarter-over-quarter. However, AUO has made endeavors to drive the shipments for integrated and high value-added products such as curved TV displays, oTP (on-cell touch panel) for notebook PC, and car displays. As a result, through the continuous enhancements and adjustments of the product portfolio, AUO’s operating profit reached NT$6.35 billion with an operating margin of 6.9% for the second quarter, a margin improvement of 3.1 percentage points year-over-year. In addition, EBITDA(4) margin totaled 20.2%, a margin improvement of 2.2 percentage points compared to the same period last year.

Looking forward to the third quarter, TV and small-and-medium-sized panels are expected to enter into the traditional restocking period. The long-awaited new operating system, Windows 10 is also planned to be released soon. However, the macroeconomic uncertainty remains high. In the face of the future economic fluctuations and market competition, AUO will make full preparation for the challenge. In addition to strengthening the cost and inventory management, the Company will proactively develop products with high growth potential, hoping to expand both the depth and width of its product applications and to capture the growth opportunities in the fast changing markets, with an ultimate goal to sustain the Company’s long-term competitive advantages and to maintain a consistent operational performance.

(1) All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.

(2) Basic EPS in the second quarter of 2015 and the first half of 2015 were calculated based on the weighted average outstanding shares of the first half of 2015 (9,624 million shares).

2/3

News Release

(3) Large size refers to panels that are 10 inches and above in diagonal measurement.

(4) EBITDA = Operating Profit + D&A, that is, operating profit before depreciation and amortization.

###

 ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.4 inches to 85 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index from 2010 to 2014. AUO generated consolidated revenues of NT$408.18 billion in 2014. For more information, please visit AUO.com.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 24th, 2015.

For more information, please contact:

Gwen Ting	Jessie Lee
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 7259	Tel: +886-3-5008800 ext 3206
Fax: +886-3-5772730	Fax: +886-3-5772730
Email: gwen.ting@auo.com	Email : jessie.jc.lee@auo.com

3/3

Item 2

AU Optronics Corp.
Second Quarter 2015 Results Investor Conference
              [][][][] 2015[][][][][][][][][]

Jul. 28, 2015

Safe Harbor Notice

[] The statements included in this presentation that are not historical in nature are "forward-looking  statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking  statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[] Actual results may differ materially from those expressed or implied in these forward-looking  statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced  disasters, including terrorist activity and armed conflict; and
fluctuations in foreign currency exchange rates.

[] Beginning on January 1, 2013, we have adopted the International Financial
Reporting Standards as issued by the International Accounting Standards Board
("IFRS") to the extent endorsed by the ROC Financial Supervisory Commission
("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC.
 All financial information contained herewithin is presented in conformity with
Taiwan IFRS.  Readers should be cautioned that Taiwan IFRS differs in many material respects from IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC.

[] Our release of financial forecasts and forward-looking  statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking  statements, whether as a result of new information, future events or otherwise.

[C] 2015 AU Optronics Corporation -- Proprietary and Confidential

Statement of Comprehensive Income

AUO

Selected Items from Statement of Comprehensive Income

Amount : NT$ Million

	2Q15		1Q15		QoQ %	2Q14	
Net Sales	**92,303**	**100.0%**	**95,302**	**100.0%**	**(3.1%)**	**102,042**	**100.0%**
Cost of Goods Sold	(80,451)	(87.2%)	(80,954)	(84.9%)	(0.6%)	(91,426)	(89.6%)
Gross Profit	**11,853**	**12.8%**	**14,348**	**15.1%**	**(17.4%)**	**10,616**	**10.4%**
Operating Expenses	(5,507)	(6.0%)	(5,395)	(5.7%)	2.1%	(6,709)	(6.6%)
Operating Profit	**6,346**	**6.9%**	**8,952**	**9.4%**	**(29.1%)**	**3,907**	**3.8%**
Net Non-operating Income(Expenses)	(400)	(0.4%)	(3,179)	(3.3%)	(87.4%)	273	0.3%
Profit before Tax	**5,947**	**6.4%**	**5,774**	**6.1%**	**3.0%**	**4,180**	**4.1%**
Net Profit	**4,431**	**4.8%**	**5,272**	**5.5%**	**(16.0%)**	**4,024**	**3.9%**
Attributable to:							
Owners of Company	4,495	4.9%	5,156	5.4%	(12.8%)	4,033	4.0%
Non-controlling Interests	(64)	(0.1%)	116	0.1%	—	(9)	(0.0%)
Net Profit	**4,431**	**4.8%**	**5,272**	**5.5%**	**(16.0%)**	**4,024**	**3.9%**
Basic EPS (NT$)[a]	**0.47**		**0.54**		**(13.0%)**	**0.42**	
Operating Profit + D&A	**18,686**	**20.2%**	**22,339**	**23.4%**	**(16.4%)**	**18,364**	**18.0%**
Display Segment Information:							
Net Sales	86,062	100.0%	88,966	100.0%	(3.3%)	96,218	100.0%
Operating Profit	6,856	8.0%	9,490	10.7%	(27.8%)	4,545	4.7%
Operating Profit + D&A	18,484	21.5%	22,140	24.9%	(16.5%)	18,055	18.8%
Unit Shipments (mn)[b]							
Large Size Panels	**24.9**		**26.8**		**(7.1%)**	**28.9**	
Small & Medium Size Panels	**48.0**		**42.6**		**12.6%**	**46.3**	

– Unaudited, prepared by AUO based on Taiwan IFRS

a) Basic EPS in both 2Q15 and 1Q15 were calculated based on the weighted average outstanding shares of the first half of 2015 (9,624m shares); Basic EPS in 2Q14 was calculated based on the weighted average outstanding shares of 2014 (9,624m shares).

b) Large size refers to panels that are 10 inches and above

© 2015 AU Optronics Corporation – Proprietary and Confidential

3

Consolidated Balance Sheet Highlights

[C] 2015 AU Optronics Corporation -- Proprietary and Confidential

Consolidated Cash Flow Highlights

Amount : NT$ Million
                                                     ==========
                               2Q15       1Q15       QoQ
                               ========== ========== ==========
From Operating Activities        16,199     12,457     3,742
 Profit before Tax                 5,947      5,774       173
 Depreciation and Amortization      12,340     13,387     (1,047)
 Net Change in Working Capital    (1,291)    (6,177)    4,885
From Investing Activities        (4,033)    (5,055)    1,022
 Capital Expenditure              (4,960)    (5,218)      258
From Financing Activities          (717)   (11,098)   10,381
 Net Change in Debt                 (770)   (11,004)   10,234
Net Change in Cash()a)          11,429     (3,641)   15,070

-- Unaudited, prepared by AUO based on Taiwan IFRS

a) In addition to cash generated from operating, investing and financing activities, net change in cash also include effect on currency exchange of foreign subsidiaries

[C] 2015 AU Optronics Corporation -- Proprietary and Confidential 5

Display Revenue Breakdown by Application

-- Unaudited, prepared by AUO based on Taiwan IFRS

-- Mobile PC : including Notebook and Tablet displays

-- Mobile Device : including displays for mobile phones and other related products

-- Commercial and Others: including displays for automobile, industrial PC,
ATM, point of sale (POS), pachinko, and etc.

[C] 2015 AU Optronics Corporation -- Proprietary and Confidential 6

Display Revenue Breakdown by Size

-- Unaudited, prepared by AUO based on Taiwan IFRS

[C] 2015 AU Optronics Corporation -- Proprietary and Confidential 7

Consolidated Shipments and ASP by Area

Shipments in square meter ASP per square meter

-- Unaudited, prepared by AUO based on Taiwan IFRS

-- ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Customs Administration, Ministry of Finance of each respective quarter

[C] 2015 AU Optronics Corporation -- Proprietary and Confidential 8

Consolidated Small and Medium Panel Shipments by Area and Revenues

Shipments in square meter

Revenues

-- Unaudited, prepared by AUO based on Taiwan IFRS

-- Small and Medium size refers to panels that are under 10 inches

[C] 2015 AU Optronics Corporation -- Proprietary and Confidential 9

www.auo.com ir@auo.com

[C] 2015 AU Optronics Corporation -- Proprietary and Confidential 10

AU OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the Three Months Ended June 30, 2015 and 2014 and March 31, 2015
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison				
	2Q 2015		% of	2Q 2014	YoY	2Q 2015		% of	1Q 2015	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	2,989	92,303	100.0	102,042	(9.5)	2,989	92,303	100.0	95,302	(3.1)
Cost of Goods Sold	2,605	80,451	87.2	91,426	(12.0)	2,605	80,451	87.2	80,954	(0.6)
Gross Profit	384	11,853	12.8	10,616	11.6	384	11,853	12.8	14,348	(17.4)
Operating Expenses	178	5,507	6.0	6,709	(17.9)	178	5,507	6.0	5,395	2.1
Operating Profit	206	6,346	6.9	3,907	62.4	206	6,346	6.9	8,952	(29.1)
Net Non-Operating Income (Expense)	(13)	(400)	(0.4)	273	–	(13)	(400)	(0.4)	(3,179)	(87.4)
Profit before Income Tax	193	5,947	6.4	4,180	42.3	193	5,947	6.4	5,774	3.0
Income Tax Expense	(49)	(1,516)	(1.6)	(156)	871.6	(49)	(1,516)	(1.6)	(502)	202.2
Net Profit	143	4,431	4.8	4,024	10.1	143	4,431	4.8	5,272	(16.0)
Other Comprehensive Income (Loss)	(37)	(1,128)	(1.2)	(912)	23.6	(37)	(1,128)	(1.2)	(854)	32.1
Total Comprehensive Income	107	3,303	3.6	3,111	6.2	107	3,303	3.6	4,418	(25.2)
Net Profit Attributable to:										
Owners of Company	146	4,495	4.9	4,033	11.5	146	4,495	4.9	5,156	(12.8)
Non-controlling Interests	(2)	(64)	(0.1)	(9)	629.1	(2)	(64)	(0.1)	116	–
Net Profit	143	4,431	4.8	4,024	10.1	143	4,431	4.8	5,272	(16.0)
Total Comprehensive Income Attributable to:										
Owners of Company	115	3,555	3.9	3,257	9.1	115	3,555	3.9	4,466	(20.4)
Non-controlling Interests	(8)	(252)	(0.3)	(146)	72.6	(8)	(252)	(0.3)	(48)	425.9
Total Comprehensive Income	107	3,303	3.6	3,111	6.2	107	3,303	3.6	4,418	(25.2)
Basic Earnings Per Share	0.02	0.47		0.42		0.02	0.47		0.54	
Basic Earnings Per ADS(3)	0.15	4.67		4.19		0.15	4.67		5.36	
Weighted-Average Shares Outstanding ('M)		9,624		9,624			9,624		9,624	

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.88 per USD as of June 30, 2015
(3) 1 ADS equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
June 30, 2015 and 2014
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	June 30, 2015			June 30, 2014		YoY	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,907	89,754	19.7	76,536	16.3	13,218	17.3
Notes & Accounts Receivables	1,602	49,484	10.9	48,898	10.4	586	1.2
Other Current Financial Assets	301	9,280	2.0	2,139	0.5	7,142	333.9
Inventories	1,213	37,445	8.2	35,299	7.5	2,146	6.1
Other Current Assets	157	4,839	1.1	5,227	1.1	(388)	(7.4)
Total Current Assets	6,179	190,802	41.9	168,098	35.8	22,704	13.5
Long-term Investments	453	13,988	3.1	14,149	3.0	(161)	(1.1)
Net Fixed Assets	6,938	214,250	47.0	248,564	53.0	(34,314)	(13.8)
Other Assets	1,182	36,509	8.0	38,098	8.1	(1,589)	(4.2)
Total Assets	14,752	455,549	100.0	468,909	100.0	(13,360)	(2.8)
LIABILITIES							
Short-term Borrowings	0	0	0.0	1,323	0.3	(1,323)	(100.0)
Accounts Payable	2,035	62,836	13.8	72,180	15.4	(9,344)	(12.9)
Current Installments of Long-term Borrowings	1,412	43,598	9.6	48,434	10.3	(4,837)	(10.0)
Current Installments of Bonds Payable	377	11,644	2.6	0	0.0	11,644	–
Current Financial Liabilities	7	230	0.1	24	0.0	206	858.5
Accrued Expense & Other Current Liabilities	1,394	43,048	9.4	28,166	6.0	14,881	52.8
Machinery and Equipment Payable	144	4,453	1.0	5,410	1.2	(957)	(17.7)
Total Current Liabilities	5,369	165,808	36.4	155,538	33.2	10,270	6.6
Long-term Borrowings	2,425	74,891	16.4	101,395	21.6	(26,504)	(26.1)
Bonds Payable	0	0	0.0	17,951	3.8	(17,951)	(100.0)
Non Current Financial Liabilities	0	7	0.0	9	0.0	(1)	(15.7)
Other Long-term Liabilities	382	11,783	2.6	13,558	2.9	(1,775)	(13.1)
Total Long-term Liabilities	2,807	86,681	19.0	132,913	28.3	(46,232)	(34.8)
Total Liabilities	8,176	252,489	55.4	288,451	61.5	(35,962)	(12.5)
EQUITY							
Common Stock	3,117	96,242	21.1	96,242	20.5	0	0.0
Capital Surplus	1,947	60,115	13.2	59,452	12.7	663	1.1
Retained Earnings	821	25,352	5.6	8,216	1.8	17,136	208.6
Other Equity	108	3,324	0.7	2,763	0.6	561	20.3
Non-Controlling Interests	584	18,026	4.0	13,783	2.9	4,242	30.8
Total Equity	6,576	203,060	44.6	180,458	38.5	22,602	12.5
Total Liabilities & Equity	14,752	455,549	100.0	468,909	100.0	(13,360)	(2.8)

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.88 per USD as of June 30, 2015

(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended June 30, 2015 and 2014
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2015		1H 2014
	USD	NTD	NTD
Cash Flow from Operating Activities:			
Profit before Income Taxes	380	11,720	4,479
Depreciation & Amortization	833	25,726	29,522
Investment Loss under Equity Method	(9)	(290)	(227)
Changes in Working Capital	(242)	(7,468)	(7,482)
Changes in Others	(33)	(1,032)	(427)
Net Cash Provided by Operating Activities	928	28,656	25,865
Cash Flow from Investing Activities:			
Proceeds from Disposal of AFS Investments	0	0	2
Acquisition of Property, Plant and Equipment	(330)	(10,178)	(10,545)
Proceeds from Disposal of Property, Plant and Equipment	28	864	857
Acquisition of Financial Assets Carried at Cost	0	0	(2)
Proceeds from Disposal of Equity-Accounted Investees and Financial Assets Carried at Cost	3	97	1,147
Decrease(Increase) in Other Financial Assets	4	131	(292)
Increase in Intangible Assets	0	0	(18)
Decrease(Increase) in Other Assets	(0)	(2)	52
Net Cash Used in Investing Activities	(294)	(9,088)	(8,798)
Cash Flow from Financing Activities:			
Decrease in Short-term Borrowings	(12)	(381)	(2,134)
Decrease in Long-term Borrowings and Bonds Payable	(369)	(11,393)	(14,393)
Increase(Decrease) in Guarantee Deposits	1	38	(109)
Changes in Non-Controlling Interests and Others	(3)	(78)	57
Net Cash Used by Financing Activities	(383)	(11,815)	(16,579)
Effect of Exchange Rate Changes on Cash	1	35	(264)
Net Increase in Cash and Cash Equivalents	252	7,788	224
Cash and Cash Equivalents at Beginning of Period	2,654	81,965	76,312
Cash and Cash Equivalents at End of Period	2,907	89,754	76,536

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.88 per USD as of June 30, 2015